Filed Pursuant to Rule 433
Registration Statement No. 333-213477
Supplementing the Preliminary Prospectus
Supplement dated December 5, 2016
(To Prospectus dated September 2, 2016)

$1,550,000,000 x
Dr Pepper Snapple Group, Inc.
$250,000,000 2.530% Senior Notes due 2021
$500,000,000 3.130% Senior Notes due 2023
$400,000,000 3.430% Senior Notes due 2027
$400,000,000 4.420% Senior Notes due 2046

Final Term Sheet

December 5, 2016

Issuer:	Dr Pepper Snapple Group, Inc.
Guarantors:
The Notes will be fully and unconditionally guaranteed by the Issuer’s existing and future subsidiaries that guarantee any of its other indebtedness. Upon the closing of the Issuer’s acquisition of Bai Brands LLC (“Bai”), Bai will fully and unconditionally guarantee the Notes.

Expected Ratings (Moody's / S&P)*:	Baa1 (stable) / BBB+ (stable)
Trade Date:	December 5, 2016
Settlement Date (T+7):	December 14, 2016
Special Mandatory Redemption
If the Issuer does not consummate the acquisition of Bai on or prior to December 14, 2017, or if the related merger agreement is terminated on or prior to December 14, 2017, the Issuer will redeem each series of Notes at a redemption price equal to 101% of the principal amount of the applicable series of Notes, plus accrued and unpaid interest to the date of such special mandatory redemption.

Change of Control:
Upon the occurrence of a “Change of Control Triggering Event,” the Issuer will be required, unless it has exercised its right to redeem the Notes or initiated a special mandatory redemption, within a specified period, to make an offer to repurchase all of each series of Notes at a price equal to 101% of the principal amount of the applicable series of Notes, plus any accrued and unpaid interest to the date of repurchase.

Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Managers:	MUFG Securities Americas Inc.
Rabo Securities USA, Inc.
The Williams Capital Group, L.P.

	2.530% Senior Notes due 2021	3.130% Senior Notes due 2023	3.430% Senior Notes due 2027	4.420% Senior Notes due 2046
Size:	$250,000,000	$500,000,000	$400,000,000	$400,000,000
Maturity Date:	November 15, 2021	December 15, 2023	June 15, 2027	December 15, 2046
Interest Payment Dates:	Each May 15 and November 15, beginning on May 15, 2017	Each June 15 and December 15, beginning on June 15, 2017	Each June 15 and December 15, beginning on June 15, 2017	Each June 15 and December 15, beginning on June 15, 2017
Coupon (Interest Rate):	2.530%	3.130%	3.430%	4.420%
Price to Public (Issue Price):	99.960%	99.962%	99.956%	99.917%
Yield to Maturity:	2.539%	3.136%	3.435%	4.425%
Benchmark Treasury:	UST 1.750% due November 30, 2021	UST 2.125% due November 30, 2023	UST 2.000% due November 15, 2026	UST 2.250% due August 15, 2046
Benchmark Treasury Price and Yield:	99-18+; 1.839%	99-19+; 2.186%	96-19+; 2.385%	84-00+; 3.075%
Spread to Benchmark Treasury:	0.700% (70 basis points)	0.950% (95 basis points)	1.050% (105 basis points)	1.350% (135 basis points)
Make-Whole Call:	T+12.5 basis points (prior to October 15, 2021)	T+15 basis points (prior to October 15, 2023)	T+20 basis points (prior to March 15, 2027)	T+25 basis points (prior to June 15, 2046)
Par Call:	On or after October 15, 2021	On or after October 15, 2023	On or after March 15, 2027	On or after June 15, 2046
CUSIP/ISIN:	26138E AV1/ US26138EAV11	26138E AW9/ US26138EAW93	26138E AX7/ US26138EAX76	26138E AY5/ US26138EAY59

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about December 14, 2016, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.